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                                                                      EXHIBIT 26

                  IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                             IN AND FOR NEW CASTLE COUNTY


MISHEL S. TEHRANI,                            )
                                              )
                Plaintiff,                    )
                                              )    CLASS ACTION COMPLAINT
           - against -                        )
                                              )    Civil Action No. 16998NC
 RICHARD M.  BEYER, PIERRE S.  BONELLI,       )
 ROBERT P. DILWORTH, WILLIAM G. HOWARD,       )
 JR., PAUL R. LOW, ALFRED J. STEIN, HORACE    )
 H. TSIANG and VLSI TECHNOLOGY, INC.,         )
                                              )
                Defendants.                   )
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          Plaintiff alleges upon information and belief, except for paragraph 1 hereof which is alleged upon knowledge, as follows:

          1. Plaintiff has been the owner of shares of the common stock of VLSI Technology, Inc. ("VLSI" or the "Company") since prior to the transaction herein complained of and continuously to date.

          2. VLSI is a corporation duly organized and existing under the laws of the State of Delaware. The Company manufactures customized chips for the wireless phone, networking, setup, and game console industries.

          3. Defendant Alfred J. Stein ("Stein") is and was at all relevant times the Chairman of the Board and Chief Executive officer of VLSI.

          4. Defendant Richard M. Berger is President, Chief Operating Officer and a Director of VLSI.

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          5.     Defendants Pierre S. Bonelli, Robert P. Dilworth, William G.
Howard, Jr., Paul R. Low and Horace H. Tsiang are and were at all relevant times directors of VLSI.

          6. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of VLSI and owe them the highest obligations of good faith, due dare, candor and fair dealing.

                               CLASS ACTION ALLEGATIONS

          7. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          8. This action is properly maintainable as a class action because:

                 (a) The class is so numerous that joinder of all members is impracticable. As of March 18, 1998, there were approximately 45.6 million shares of VLSI common stock outstanding, held by hundreds, if not thousands, of beneficial owners located throughout the country.

                 (b) There are questions of law and fact which are common to the class including, INTER ALIA, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the


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class; (ii) whether defendants are unlawfully seeking to entrench themselves in their own positions at the expense of the public shareholders of VLSI; and (iii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

                 (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Accordingly, plaintiff will fairly and adequately represent the class.

                 (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                 (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS

          9. On February 26, 1999 Royal Philips Electronics, N.V., ("Royal Philips") offered to purchase all of VLSI' outstanding common stock for $17.00 per share. The total value


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of the transaction would be approximately $776.9 million.  The $17.00 per share offer represented a 60% premium over the closing price for VLSI stock for the previous trading days. In response to this announcement, the price of VLSI common stock soared from approximately $10-3/4 per share to close at $15-1/2 per share.

          10. Royal Philips' offer follows extensive attempts by Royal Philips between September and November 1998 to negotiate an acquisition of VLSI, which attempts have been repeatedly rebuffed by defendant Stein. Indeed, on February 25, 1999, defendant Stein again rebuffed Royal Philips' attempt to negotiate an acquisition and repeatedly "suggested" that Royal Philips wait another six months to resume the discussions. Defendant Stein's refusal to negotiate flies in the face of the candid observation by defendant Low, as reported in THE WALL STREET JOURNAL on March 3, 1999, that: "there are good arguments for pursing this kind of transaction."

          11. The Individual Defendants have refused to negotiate with Royal Philips in order to protect their own substantial salaries, and perquisites and to entrench themselves in their positions of authority and control with the Company. Instead of fulfilling their fiduciary duties to the public shareholders of VLSI by immediately beginning negotiations with Royal Philips to maximize shareholder value, defendants have adopted a course of delay in order to thwart Royal Philips and protect their own interests.

          12. Defendants' refusal to negotiate with Royal Philips has deprived and will continue to deprive the Company's public shareholders of the very substantial premium which Royal


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Philips is prepared to pay or the enhanced premium which further negotiations could secure.

          13. Moreover, defendants have refused to take those steps necessary to ensure that the Company's shareholders will receive maximum value for their shares of VLSI stock. Defendants have refused to seriously consider the pending Royal Philips offer, and have not announced their intention to conduct an active auction or to establish an open bidding process in order to maximize shareholder value in selling the Company.

          14. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and prerequisites, all at the expense and to the detriment of the public shareholders of VLSI.

          15. By virtue of the acts and conduct alleged herein the Individual Defendants, who control the actions of the Company have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of VLSI and thereby entrench themselves in their offices and positions within the Company. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

          16. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of VLSI's assets and


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businesses and/or have been and will be prevented from obtaining fair consideration for their shares of VLSI's common stock in a value maximizing transaction.

          17. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to entrench themselves and deprive the Class of the opportunity to maximize the value of their VLSI holdings either in a transaction with Royal Philips or some other BONA FIDE offeror, to the irreparable harm of the Class.

          18.    Plaintiff and the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

          A.     declaring this to be a proper class action;

          B. ordering the individual defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:

                 1) cooperate fully with any person or entity, having a BONA FIDE interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Royal Philips;

                 2) undertake an appropriate evaluation of VLSI's worth as a merger/acquisition candidate;

                 3) take all appropriate steps to enhance VLSI's value and attractiveness as a merger/acquisition candidate; and

                 4) take all appropriate steps to effectively expose VLSI to the marketplace in an effort to create an active auction for VLSI;


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          C.     ordering the individual defendants, jointly and severally, to account to plaintiff and the class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

          D. preliminarily and permanently enjoining defendants from proceeding with any action that will entrench the Individual Defendants to the detriment of the Company's public shareholders;

          E. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

          F. granting such other and further relief as may be just and proper in the premises.

                                        ROSENTHAL, MONHAIT, GROSS &
                                           GODDESS, P.A.


                                        By:      /s/ J.A. Rosenthal
                                             ------------------------------
                                             Suite 1401, Mellon Bank Center
                                             919 Market Street
                                             Wilmington, DE 19801
                                             (302) 656-4433
                                             Attorneys for Plaintiff
OF COUNSEL:

BEATIE AND OSBORN
599 Lexington Avenue
New York, New York  10022
(212) 888-9000



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